UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Privia Health Group, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
74276R102

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74276R102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Pamplona Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,019,808*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,019,808*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,808*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12		TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. 74276R102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Pamplona Equity Advisors III Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,019,808*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,019,808*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,808*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12		TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. 74276R102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Pamplona PE Investments Malta Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,019,808*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,019,808*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,808*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12		TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. 74276R102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Pamplona Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,019,808*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,019,808*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,808*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12		TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. 74276R102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Pamplona Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,019,808*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,019,808*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,808*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12		TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 74276R102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Pamplona Capital Management (PE) SL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,019,808*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,019,808*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,808*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12		TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 74276R102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS John C. Halsted
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,019,808*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,019,808*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,808*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12		TYPE OF REPORTING PERSON IN

*See Item 4 for additional information.

CUSIP No. 74276R102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Alexander M. Knaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,019,808*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,019,808*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,808*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%*
12		TYPE OF REPORTING PERSON IN

*See Item 4 for additional information.

CUSIP No. 74276R102	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Privia Health Group, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

950 N. Glebe Rd., Suite 700, Arlington, Virginia 22203

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by (i) Pamplona Capital Partners III, L.P., a Cayman Islands exempted limited partnership (“PCP III”), (ii) Pamplona Equity Advisors III Ltd., a Cayman Islands exempted company (“PEA III”), (iii) Pamplona PE Investments Malta Limited, a Malta limited company (“PE Malta”), (iv) Pamplona Capital Management LLP, a United Kingdom limited liability partnership, (v) Pamplona Capital Management LLC, a Delaware limited liability company, (vi) Pamplona Capital Management (PE) SL, a Spanish limited liability company, (vii) John C. Halsted, a citizen of the United States, and (viii) Alexander M. Knaster, a citizen of the United Kingdom (collectively, the “Reporting Persons”).

The address for the Reporting Persons is: c/o Pamplona Capital Management LLC, 667 Madison Avenue, 22nd Floor, New York, NY 10065.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

74276R102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 74276R102	SCHEDULE 13G

Item 4. Ownership

As reported in the cover pages to this report, the ownership information with respect to the Reporting Persons is as follows:

(a) Amount Beneficially Owned: 20,019,808*

(b) Percent of Class: 18.8%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 20,019,808*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 20,019,808*

* As of December 31, 2021, PCP III held 20,019,808 shares of Common Stock.  PCP III is controlled by PEA III, its general partner. John C. Halsted owns 100% of the shares of PEA III. PE Malta serves as an investment manager to PCP III. Pamplona Capital Management LLP, Pamplona Capital Management LLC and Pamplona Capital Management (PE) SL (collectively, the "Pamplona Manager Entities") serve as investment advisors to PE Malta. Mr. Halsted and Mr. Knaster are the principals of the Pamplona Manager Entities. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of PEA III, PE Malta, the Pamplona Manager Entities, Mr. Halsted and Mr. Knaster may be deemed to beneficially own the 20,019,808 shares of Common Stock held by PCP III.

Ownership percentages are based on 106,498,546 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2021.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not applicable.

CUSIP No. 74276R102	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

 Pamplona Capital Partners III, L.P.

By: Pamplona Equity Advisors III Ltd., its general partner

By: /s/ Ronan Guilfoyle

Ronan Guilfoyle, Director

Pamplona Equity Advisors III Ltd.

By: /s/ Ronan Guilfoyle

Ronan Guilfoyle, Director

Pamplona PE Investments Malta Limited

By: /s/ Stephen Gauci

Stephen Gauci, Director

Pamplona Capital Management LLP

By: /s/ Kevin O’Flaherty

Kevin O’Flaherty, Designated Member

Pamplona Capital Management LLC

By: /s/ Stephen Gauci

Stephen Gauci, Managing Member

Pamplona Capital Management (PE) SL

By: /s/ Martin Schwab

Martin Schwab, Director

/s/ John C. Halsted

John C. Halsted

/s/ Alexander M. Knaster

  Alexander M. Knaster